September 20, 2012

VIA EDGAR ONLY
Mr. Robert S. Littlepage
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          DNA Brands, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed on April 13, 2012
File No. 000-53086

Dear Mr. Littlepage:

In relation to the responses to the staff’s comment letter dated September 17, 2012, relating to the above referenced matter please be advised that:

(a)           DNA Brands, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced filing;

(b)           the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

DNA BRANDS, INC.

s/ Darren Marks

Darren Marks
Chief Executive Officer